FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2002

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__x

On May 2, 2002, the Registrant announced its financial results for the three months ended March 31, 2002. Attached hereto are the Registrant's unaudited condensed interim financial statements as of March 31, 2002 and for the three month period then ended.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Refael Levin
CO-CEO
Tower Semiconductor Ltd

Date: May 1, 2002

By: ____________________

Name:

Title: Co-Chief Executive Officer

FOR IMMEDIATE RELEASE

TOWER SEMICONDUCTOR LTD. ANNOUNCES FIRST QUARTER RESULTS

Increased orders, consistent execution of Fab 2 timeline and additional capital enhance 2002 outlook

MIGDAL HAEMEK, Israel, MAY 1, 2002-- Tower Semiconductor Ltd. (Nasdaq: TSEM; TASE: TOWER) today announced results for the first quarter ended March 31, 2002.

Sales for the first quarter of 2002 were $8.4 million compared with $21.1 million in the first quarter of 2001, and $8.8 million in the immediately preceding quarter, ended December 31, 2001. The Company reported a loss for the first quarter of 2002 of $12.0 million or $0.47 loss per share, including non-capitalized Fab 2 expenses (net) of $6.4 million, compared with a loss of $7.1 million, or $0.45 loss per share, in the first quarter of 2001, including non-capitalized Fab 2 expenses (net) of $1.5 million, and a loss of $9.3 million, or $0.41 loss per share, in the preceding quarter ended December 31, 2001, including non-capitalized Fab 2 expenses (net) of $4.5 million.

"It appears that we have reached the bottom in the last quarter and the first real signs of improvement, such as significant increases in orders, are already in place." said Dr. Yoav Nissan-Cohen, Tower Co-CEO. "We are receiving increased orders from customers who have depleted inventories as well as orders for new products which completed prototyping stage".

Dr. Nissan-Cohen continued, "I am pleased that Tower's cost reduction programs enabled us to reduce our operating losses over the prior quarters. With the reduced cost structure, we are prepared to benefit from the improving market conditions. As utilization levels and actual sales are climbing, we are continuing to bring customers aboard for Fab 1 and Fab 2, which is on schedule to begin volume manufacturing in the first quarter of 2003."

"Based on the general improvement in world wide foundry utilization, as well as improved forecasts of our customers, we expect the improvement trend to continue in the coming quarters. In line with our plan we now begin to order production equipment for the next phase of Fab 2 capacity expansion. With this capacity in place Tower will be able to meet the expected growing demand for advanced semiconductors in the market."

The Company will host a conference call to discuss these results on Thursday, May 2, 2002 at 11:00 A.M. EST / 18:00 Israel time. To participate, please call 800/388-8975 (U.S. toll-free), 973/694-2225 (International) and mention ID code: TOWER. Callers in Israel are invited to call local 03-925-5910. The conference call will also be webcast live at www.companyboardroom.com and will be available thereafter for replay for 90 days starting 02:00 PM EST on the day of the call.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. is an independent wafer manufacturer strategically focused on advanced Logic, Flash memory and CMOS image-sensor technologies. Tower provides manufacturing and turnkey services for integrated circuits (ICs) on silicon wafers in geometries from 1.0 to 0.35 microns, using its leading-edge technological capabilities and the proprietary designs of its customers. Tower is now building a state-of-the-art fabrication facility adjacent to its current facility in Migdal Haemek, Israel. When complete, the new fab, referred to as "Fab 2," will offer 0.18-micron, 0.13-micron and smaller process technologies, produce up to 33,000 200mm wafers per month and employ approximately 1,100 people. Fab 2 features advanced CMOS technology licensed from Toshiba Corporation (NIKKEI: TSE), as well as foundry standard technology, which is applicable to digital, mixed signal, CMOS image-sensor and Flash memory processes. Tower maintains a Web site at www.towersemi.com.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) obtaining additional financing for the Fab 2 project from equity and/or wafer partners and/or other sources, (ii) a failure by Tower to raise funding by the deadlines set forth in its agreement with its banks and/or a failure by Tower to reach an agreement with its banks to extend the deadlines to raise additional financing in 2002 and 2003, which would result in an event of default of Tower's loan agreement, in which event the banks would have the right to call the loans and exercise its liens against Tower's assets, (iii) a declaration of default by Tower's wafer partners, financial investors and the Investment Center of the State of Israel should Tower's banks call the loans, (iv) satisfaction of all other conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (v) completing the construction of a new wafer manufacturing facility, (vi) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (vii) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (viii) obtaining additional business from new and existing customers, (ix) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (x) ramp-up of production at Fab 2.

A more complete discussion of risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at ``Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F, and the Company's report on Form 6-K for the month of April 2002, as filed with the Securities and Exchange Commission.

###

PR Agency Contact
Julie Lass
Loomis Group
512-457-9400
lassj@loomisgroup.com

Investor Relations Contact
Sheldon Lutch
Fusion IR & Communications, Inc.
212-268-1816
sheldon@fusionir.com

Corporate Contact
Tamar Cohen
Tower Semiconductor Ltd.
+972-4650-6998
pr@towersemi.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(dollars in thousands, except share data and per share data)

	Three months ended March 31,	
	2002	2001
SALES	$ 8,420	$ 21,082
COST OF SALES (1)	13,394	23,435
GROSS LOSS	(4,974)	(2,353)
OPERATING COSTS AND EXPENSES		
Research and development (2)	2,972	2,018
Marketing, general and administrative (3)	3,419	3,513
	6,391	5,531
OPERATING LOSS	(11,365)	(7,884)
FINANCING INCOME (EXPENSE), NET (4)	(649)	485
OTHER INCOME, NET	--	297
LOSS FOR THE PERIOD	$ (12,014)	$ (7,102)
BASIC LOSS PER ORDINARY SHARE		
Loss per share (5)	$ (0.47)	$ (0.45)

(1) Cost of sales for the three months ended March 31, 2002 and March 31, 2001 include $1.2M and $0.6M of non-capitalized expenses relating to Fab2, respectively.

(2) Research and development expenses for the three months ended March 31, 2002 and March 31, 2001 include $2.7M and $0.2M of non-capitalized expenses relating to Fab2, respectively.

(3) Marketing, general and administrative expenses for the three months ended March 31, 2002 and March 31, 2001 include $2.1M and $1.3M of non-capitalized expenses relating to Fab2, respectively.

(4) Financing income (expense), net for the three months ended March 31, 2002 includes $0.4M of non-capitalized expenses, net relating to Fab2. Financing income (expense), net for the three months ended March 31, 2001 includes $0.7M of non-capitalized income, net relating to Fab2.

(5) Basic and diluted loss per share in accordance with U.S. GAAP would be $(0.47) and $(0.45) for the three months ended March 31, 2002 and March 31, 2001, respectively .

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

	March 31, 2002 (unaudited)	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 17,017	$ 19,610
Short-term interest-bearing deposits	10,011	10,044
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	31,371	3,548
Trade accounts receivable (net of allowance for doubtful accounts of $155 and $215, respectively)	4,114	3,321
Other receivables	16,782	21,250
Inventories	8,526	8,428
Other current assets	1,644	1,219
Total current assets	89,465	67,420
LONG-TERM INVESTMENTS	6,000	6,000
PROPERTY AND EQUIPMENT, NET	370,775	340,724
OTHER ASSETS	66,034	57,910
TOTAL ASSETS	$ 532,274	$ 472,054
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 14,000	$ 14,000
Trade accounts payable	51,499	64,484
Other current liabilities	5,366	5,271
Total current liabilities	70,865	83,755
LONG-TERM DEBT	174,000	115,000
CONVERTIBLE DEBENTURES	23,212	--
LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES	17,910	17,910
OTHER LONG-TERM LIABILITIES	3,491	2,584
Total liabilities	289,478	219,249
SHAREHOLDERS' EQUITY		
Ordinary shares, NIS 1 par value - authorized 70,000,000 shares; issued 26,630,047 and 26,297,102 shares, respectively	7,520	7,448
Additional paid-in capital	309,746	307,865
Shareholder receivables and unearned compensation	(143)	(195)
Accumulated deficit	(65,255)	(53,241)
	251,868	261,877
Treasury stock, at cost - 1,300,000 shares	(9,072)	(9,072)
Total shareholders' equity	242,796	252,805
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 532,274	$ 472,054

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2002

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

	March 31, 2002 (unaudited)	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 17,017	$ 19,610
Short-term interest-bearing deposits	10,011	10,044
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	31,371	3,548
Trade accounts receivable (net of allowance for doubtful accounts of $155 and $215, respectively)	4,114	3,321
Other receivables	16,782	21,250
Inventories	8,526	8,428
Other current assets	1,644	1,219
Total current assets	89,465	67,420
LONG-TERM INVESTMENTS	6,000	6,000
PROPERTY AND EQUIPMENT, NET	370,775	340,724
OTHER ASSETS	66,034	57,910
TOTAL ASSETS	$ 532,274	$ 472,054
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 14,000	$ 14,000
Trade accounts payable	51,499	64,484
Other current liabilities	5,366	5,271
Total current liabilities	70,865	83,755
LONG-TERM DEBT	174,000	115,000
CONVERTIBLE DEBENTURES	23,212	--
LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES	17,910	17,910
OTHER LONG-TERM LIABILITIES	3,491	2,584
Total liabilities	289,478	219,249
SHAREHOLDERS' EQUITY		
Ordinary shares, NIS 1 par value - authorized 70,000,000 shares; issued 26,630,047 and 26,297,102 shares, respectively	7,520	7,448
Additional paid-in capital	309,746	307,865
Shareholder receivables and unearned compensation	(143)	(195)
Accumulated deficit	(65,255)	(53,241)
	251,868	261,877
Treasury stock, at cost - 1,300,000 shares	(9,072)	(9,072)
Total shareholders' equity	242,796	252,805
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 532,274	$ 472,054

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(dollars in thousands, except share data and per share data)

	Three months ended March 31, 2002	Three months ended March 31, 2001
SALES	$ 8,420	$ 21,082
COST OF SALES (*)	13,394	23,435
GROSS LOSS	(4,974)	(2,353)
OPERATING COSTS AND EXPENSES		
Research and development	2,972	2,018
Marketing, general and administrative (**)	3,419	3,513
	6,391	5,531
OPERATING LOSS	(11,365)	(7,884)
FINANCING INCOME (EXPENSE), NET	(649)	485
OTHER INCOME, NET	--	297
LOSS FOR THE PERIOD	$ (12,014)	$ (7,102)
BASIC LOSS PER ORDINARY SHARE		
Loss per share	$ (0.47)	$ (0.45)
Loss used to compute basic loss per share	$ (12,014)	$ (7,102)
Weighted average number of ordinary shares outstanding - in thousands	25,293	15,623

(*) Includes non capitalized expenses relating to Fab 2 of $1,205 and $593, respectively.
(**) Includes non capitalized expenses relating to Fab 2 of $2,146 and $1,347, respectively.

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)
(dollars in thousands, except share data and per share data)

	Ordinary shares		Additional	Shareholder receivables and			
	Shares	Amount	paid-in capital	unearned compensation	Accumulated deficit	Treasury stock	Total
BALANCE - JANUARY 1, 2002	26,297,102	$ 7,448	$ 307,865	$ (195)	$ (53,241)	$ (9,072)	$ 252,805
Issuance of shares, net of related costs	332,945	72	1,881				1,953
Amortization of unearned compensation				52			52
Loss for the period					(12,014)		(12,014)
BALANCE - MARCH 31, 2002	26,630,047	$ 7,520	$ 309,746	$ (143)	$ (65,255)	$ (9,072)	$ 242,796

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended March 31, 2002	Three months ended March 31, 2001
CASH FLOWS - OPERATING ACTIVITIES		
Loss for the period	$ (12,014)	$ (7,102)
Adjustments to reconcile loss for the period to net cash provided by (used in) operating activities:		
Income and expense items not involving cash flows:		
Depreciation and amortization	4,710	5,779
Other income, net	–	(297)
Changes in assets and liabilities:		
Decrease (increase) in trade accounts receivable	(793)	2,071
Decrease (increase) in other receivables and other current assets	695	(868)
Decrease in inventories	500	3,345
Decrease in trade accounts payable	(213)	(1,640)
Increase (decrease) in other current liabilities	95	(1,045)
Increase (decrease) in other long-term liabilities	907	(470)
	(6,113)	(227)
Increase in long-term liability in respect of customers' advances	–	50,253
Net cash provided by (used in) operating activities	(6,113)	50,026
CASH FLOWS - INVESTING ACTIVITIES		
Increase in cash and short-term interest-bearing deposits designated for investments relating to Fab 2	(27,823)	(85,240)
Investments in property and equipment	(55,426)	(26,481)
Investment grants received	10,173	3,317
Proceeds from sale of equipment	–	134
Investments in other assets	(6,019)	(12,806)
Decrease (increase) in deposits, net	33	(11,628)
Proceeds from sale of long-term investments	–	130
Net cash used in investing activities	(79,062)	(132,574)
CASH FLOWS - FINANCING ACTIVITIES		
Proceeds from issuance of shares, net	1,928	75,822
Proceeds from exercise of share options	–	162
Increase in short-term debt	–	10,000
Decrease in long-term debt	(1,000)	(12,064)
Proceeds from long-term debt	60,000	20,000
Proceeds from sale of securities, net	21,654	–
Net cash provided by financing activities	82,582	93,920
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,593)	11,372
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	19,610	10,262
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 17,017	$ 21,634
NON-CASH ACTIVITIES		
Investments in property and equipment	$ 18,737	$ 6,043
Stock-based compensation related to the Facility Agreement with the Banks	$ –	$ 5,129
Investments in other assets	$ 1,672	$ 289
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 2,167	$ 275
Cash paid during the year for income taxes	$ 8	$ 1,617

See notes to condensed interim consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2002
(dollars in thousands, except share data and per share data)

NOTE 1 - BASIS OF PRESENTATION

A. The unaudited condensed interim consolidated financial statements as of March 31, 2002 and for the three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2001 and for the year then ended, including the notes thereto. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, are identical in all material respects to GAAP in the United States, except as indicated in Note 6.

The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

C. Establishment of New Fabrication Facility

In January 2001 the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. The Company entered into several related agreements and arrangements in connection with Fab 2, including agreements and other arrangements with technology and Wafer Partners, Equity Investors, the Company's Banks and the government of Israel. The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning such agreements, risks and uncertainties, see Note 4 below and Note 16A to the 2001 audited consolidated financial statements.

D. Certain amounts in prior periods' financial statements have been reclassified in order to conform to the 2002 presentation.

NOTE 2 - INVENTORIES

Inventories consist of the following (*):

	March 31, 2002 (unaudited)	December 31, 2001
Raw materials	$ 2,946	$ 2,739
Spare parts and supplies	3,181	3,216
Work in process	1,846	1,673
Finished goods	553	800
	$ 8,526	$ 8,428

(*) Net of write-downs to net realizable value of $494 and $412 as of March 31, 2002 and December 31, 2001, respectively.

(dollars in thousands, except share data and per share data)

NOTE 3 - MAJOR CUSTOMERS

Sales to major customers as a percentage of total sales were as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
	(unaudited)	
Customer A	31 %	26 %
Customer B	13	24
Customer C	10	7
Other customers (*)	28	24

(*) Represents sales to five different customers each of whom accounted for between 5% and 7% of sales during the three months ended March 31, 2002, and to four customers (5%-7%) during the three months ended March 31, 2001.

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2

A. Amendment to the Wafer Partner and Equity Investor Agreements

Through April 2002, the Company, its primary Fab 2 Wafer Partners and the Equity Investors entered into amendments to their agreements with the Company under terms stipulated below, to provide for the acceleration of the Fab 2 Third Milestone and Fourth Milestone scheduled installment payments, each of which is to aggregate $41,069. Pursuant to these amendments, in April 2002 the following investments were made towards the Third Milestone: the primary Wafer Partners invested in the Company an aggregate of $33,002, of which $19,801 was credited as paid in capital in consideration for an aggregate of 3,214,491 Ordinary Shares of the Company, and $13,201 was established as long-term customer advances; and the Equity Investors invested an aggregate of $8,067 in consideration for the purchase of 1,309,524 Ordinary Shares of the Company.

(dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

A. Amendment to the Wafer Partner and Equity Investor Agreements (cont.)

According to the amendments the primary Wafer Partners and the Equity Investors undertook to advance both their Third and Fourth Milestone installment payments, prior to their achievement and by the date specified in the amendments. In consideration for their investment the primary Wafer Partners and the Equity Investors will be issued fully-paid Ordinary Shares of the Company equivalent to 60% and 100%, respectively, of the aggregate amount of the Third and Fourth Milestone installment payments. The remaining 40% of the advanced payments made by the primary Wafer Partners will be established as long-term customer advances to be credited, in general, against future purchases by them. Under the amendments Ordinary Shares issued in consideration for the accelerated installments are to be based on the average trading price for the Ordinary Shares during the 30 consecutive trading days preceding the date of any actual payment ("ATP"), provided that such ATP will not exceed $12.50.

B. Amendment to the Fab 2 Facility Agreement

According to the Facility Agreement with its banks, as amended during the three-month period ended March 31, 2002 and in April 2002, the Company is obligated to raise, by the end of 2003, $144,000 from specified financial sources, other than Wafer Partners and Equity Investors, as follows: by April 30, 2002, an aggregate of $60,000 of which $41,000 has been already raised to date, in part from the sale of securities based on the prospectus described in Note 5A below; by June 30, 2002, an aggregate of $80,000; by the end of 2002, an aggregate of $110,000; and by the end of 2003 an aggregate of $144,000. In addition and pursuant to the April 2002 amendment, the Company undertook that at least $44,000 shall be invested by the existing Wafer Partners and Equity Investors by no later than July 31, 2002 on account of the Third Milestone. Under a provision stipulated in the April 2002 amendment, the sources of the July 2002 funding milestone and the April and June 2002 funding milestones may be mutually substituted, in whole or in part. Accordingly, the Company attributed the $41,069 invested in April 2002 by the primary Wafer Partners and Equity Investors (see paragraph A above) towards the April and June 2002 funding milestones from the other specified financial sources. According to the Facility Agreement, raising said amounts by the dates defined above is a material provision.

(dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

C. Long-Term Debt

During the three-month period ended March 31, 2002, the Company borrowed from its Banks, under the Facility Agreement relating to the Fab 2 project, an aggregate of $60,000, in addition to an aggregate of $102,000 that the Company had drawn on the Facility Agreement through December 31, 2001, on substantially the same terms.

D. Other Agreements

Through March 31, 2002 the Company had entered into several additional agreements related mainly to the construction and equipping of Fab 2. The Company's aggregate commitment in connection with these agreements as of such date amounted to $95,437. Some of the agreements provide for cancellation fees, subject to certain provisions and cancellation schedules in such agreements.

NOTE 5 - OTHER RECENT DEVELOPMENTS

A. Sale of Securities

On January 22, 2002, the Company issued, based on a prospectus published on January 15, 2002 in Israel, the following securities, which are listed on the Tel Aviv Stock Exchange, for initial proceeds of approximately $23,200. Costs in relation to the prospectus and the issuance of the securities were approximately $1,750.

(1) **Convertible Debentures** – 110,579,800 convertible debentures each of which is of NIS 1.00 in principal amount. The debentures were issued at discount of 96% of their par value. Each debenture is linked to the Israeli Consumer Price Index ("CPI") and bears annual interest at the rate of 4.7%, payable on January 20 of each year commencing on January 20, 2003. The principal on the debentures is payable in four installments on January 20 of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41 amount of the debentures (subject to customary adjustments).

(2) **Options (Series 1)** – 2,211,596 options (Series 1) for no consideration. Each option (Series 1) is exercisable into one Ordinary Share of the Company until January 20, 2006 for an exercise price of NIS 39 (subject to customary adjustments), linked to the CPI (as of March 31, 2002 – NIS 39.73, $8.51).

(dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

A. Sale of Securities (cont.)

(3) **Options (Series A)** – 552,899 options (Series A) for no consideration, to purchase additional debentures. These options, none of which were exercised, expired in March 2002.

Subject to certain conditions, the Company may, commencing in July 2005, announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

Pursuant to a covenant in the Facility Agreement, the Company deposited 50% of the principal amount (net of discounts) of the unconverted convertible debentures (approximately $11,600 as of the approval date of the financial statements) in favor of the Banks as security for payment of the amounts the Company owes the Banks. The said amount may be released only as provided in the Facility Agreement, including payments of interest on account of the convertible debentures.

The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

See Note 6D for the effect of the accounting treatment under U.S. GAAP on this sale of securities.

B. Share Option Plans

In the framework of the Company's Board of Directors resolution to increase the total number of options available for grant under all the Company's share option plans by an amount equal, in general, to 4% of the outstanding Ordinary Shares of the Company at the beginning of each year, 999,884 options were added to the Company's share option plans. Of that amount 698,425 options were granted to certain employees primarily in January 2002. The options were granted at an exercise price of $6.00, the market price of the Company's shares on the date of grant. Options granted may not be exercisable beyond ten years from their grant date, and become vested over a four-year period according to various vesting schedules.

(dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See E below for the presentation of the Company's unaudited balance sheet as of March 31, 2002 in accordance with U.S. GAAP.

A. Presentation of Cash and Short-Term Interest-Bearing Deposits Designated for Investments Relating to Fab 2

In accordance with U.S. GAAP, cash and short-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and presented separately as a non-current asset. Accordingly, an amount of $31,371 was reclassified from current assets to a long-term asset.

B. Hedging Activities in accordance with U.S. GAAP (SFAS 133)

Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of March 31, 2002 would have resulted in: an increase in the Company's current liabilities in the amount of $2,152; a decrease in other comprehensive loss for the three months ended March 31, 2002 in the net amount of $450; and in a decrease of $5,567 in property and equipment, net as of March 31, 2002.

C. Presentation of Net Long-Term Liabilities in Respect of Employees

Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset. Accordingly, an amount of $10,434 was reclassified from other long-term liabilities to long-term investments.

D. Sale of Securities

Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Note 5A are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures in the amount of $2,559. The effect of the U.S. GAAP application on the convertible debentures' discount amortization for the three-month period ended March 31, 2002 is immaterial.

(dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

E. Balance Sheet in Accordance with U.S. GAAP

Following are the condensed consolidated balance sheets in accordance with U.S. GAAP:

	March 31, 2002 (unaudited)	December 31, 2001
Current assets	$ 58,094	$ 63,872
Long-term investments	16,434	16,334
Property and equipment, net	365,208	336,160
Other assets	65,838	57,910
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	31,371	3,548
Total assets	536,945	477,824
Current liabilities	73,017	87,360
Long-term debt	174,000	115,000
Convertible debentures	20,653	–
Long-term liability in respect of customers' advances	17,910	17,910
Other long-term liabilities	13,925	12,918
Shareholders' equity (*)	237,440	244,636
Total liabilities and shareholders' equity	$ 536,945	$ 477,824

(*) The balance as of March 31, 2002 includes accumulated other comprehensive loss of $7,749 and net proceeds on account of options (Series 1) in the amount of $2,363 (see also D above); as of December 31, 2001 - accumulated other comprehensive loss of $8,199.

(dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

F. Statements of Operations in Accordance with U.S. GAAP

Complying with SFAS 133 and SFAS 138 (B above) and APB 14 (D above) would not have resulted in a material change in the Company's loss for the three-month period ended March 31, 2002.

G. Loss Per Share in Accordance with U.S. GAAP (SFAS 128)

In accordance with U.S. GAAP (SFAS 128), including the implementation of SFAS 133 and SFAS 138 and APB 14 as described in F. above, the basic and diluted loss per share for the three-month period ended March 31, 2002 would be $0.47.